U8 1-31-02**



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UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JAN 29 2002 SEC MAIL WASH, D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One MetroTech Center North
(No. and Street)

Brooklyn (City) New York (State) 11201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Cheryl M. Kallem (212) 272-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Samuel L. Molinaro, Jr. and Michael J. Abatemarco, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bear, Stearns Securities Corp. for the year ended November 30, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



January 14, 2002

Signature Date

Chief Financial Officer
Executive Vice President
Title



January 14, 2002

Signature Date

Controller
Assistant Secretary
Title



Notary Public

CESAR M. MORALES
Notary Public, State of New York
No. 41-4958189
Qualified in Queens County
Commission Expires Oct. 30, ~~199~~ 2001


SEC MAIL PROCESSING
JAN 29 2002
354
WASH, D.C. SECTION

BEAR, STEARNS SECURITIES CORP. (SEC I.D. No. 8-43724)

Statement of Financial Condition
and Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2001

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bear, Stearns Securities Corp.:

We have audited the accompanying statement of financial condition of Bear, Stearns Securities Corp. (the "Company") as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 11, 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte + Touche LLP

January 14, 2002

BEAR, STEARNS SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 160,815
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	9,078,269
Securities purchased under agreements to resell	445,236
Securities borrowed	41,771,289
Securities received as collateral	3,037,956
Receivables:	
Customers	13,734,590
Brokers, dealers and others	2,732,102
Interest and dividends	137,260
Other assets	26,380
TOTAL ASSETS	$71,123,897
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term borrowings	$ 1,440,531
Securities sold under agreements to repurchase	1,002,418
Securities loaned	5,076,419
Obligation to return securities received as collateral	3,037,956
Payables:	
Customers	54,123,110
Brokers, dealers and others	3,068,957
Interest and dividends	211,768
Other liabilities and accrued expenses	92,442
	68,053,601
Commitments and contingencies (Note 9)	
Subordinated liabilities	2,000,000
Stockholders' Equity	
Preferred stock, $1.00 par value; 9,000 shares authorized (Series A Preferred Stock, $1,500 liquidation preference); 1,030 shares outstanding	1,545
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	299,999
Retained earnings	768,751
Total Stockholders' Equity	1,070,296
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$71,123,897

See accompanying notes.

BEAR, STEARNS SECURITIES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Bear, Stearns Securities Corp. (the "Company") is a guaranteed subsidiary of Bear, Stearns & Co. Inc. ("Bear Stearns"), which is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Ultimate Parent"). All of the Company's common stock is owned by Bear Stearns.

The Company provides securities and futures clearance, customer financing, securities lending services and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, (ii) the proprietary trading accounts of correspondents, and (iii) the proprietary trading accounts of professional trading firms (collectively "clearing clients"). In addition, the Company acts as clearing broker for customer and certain proprietary activities of Bear Stearns and other affiliates on either a fully disclosed or omnibus basis.

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including the potential outcome of litigation that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from these estimates.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Reverse Repurchase and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's general policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities Lending Activities - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities

borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes - The Company is included in the consolidated federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent, with respect to all temporary differences, primarily deferred compensation, the Company treats such differences as currently deductible and they are offset with other intercompany balances with the Ultimate Parent.

Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, later amended by SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133"*, and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities."*

SFAS No. 133 establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in very defined circumstances) be carried on the Company's balance sheet at fair value. The Company adopted SFAS No. 133 on December 1, 2000 with no material impact on the financial position of the Company.

In September 2000, the FASB issued SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 was effective prospectively for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 resulted in no material impact on the financial position of the Company.

In June 2001, the FASB issued SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets."* SFAS No. 141 eliminates the pooling method of accounting for business combinations. It was effective for transactions occurring after June 30, 2001 and did not have a material impact on the financial position of the Company. SFAS No.142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. It is effective for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company early-adopted SFAS No. 142 on December 1, 2001 with no material impact.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, bank loans, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amount of subordinated liabilities approximated fair value based upon market rates of interest available to the Company at November 30, 2001.

3. SHORT-TERM FINANCING

The Company meets its short-term financing needs by borrowing from the Ultimate Parent and by obtaining bank loans. Short-term borrowings are generally made on an unsecured basis. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates. At November 30, 2001, included in short-term borrowings is $548.0 million from the Ultimate Parent for which the Company was charged interest of federal funds plus 50 basis points.

The Company along with certain affiliates and the Ultimate Parent have in place a committed Revolving Credit Facility (the "Facility") totaling $3.105 billion, with the entire amount available to the Company on a secured basis. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments. The Facility is up for renewal in February 2002 with all loans outstanding at that date payable no later than February 2003. The Company expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2001.

At November 30, 2001, the Company had in place a $500 million committed Revolving Credit Facility (the "Credit Facility"), which permits borrowing on a secured basis collateralized by Japanese securities. The Credit Facility came due for renewal in December 2001. There were no borrowings outstanding under the Credit Facility at November 30, 2001. The Company opted to renew the Credit Facility at a $400 million committed level with substantially the same terms. The Credit Facility terminates in December 2002 with all loans outstanding at that date payable no later than December 2003.

The committed Revolving Credit Facilities mentioned above contain various financial covenants, including the maintenance of a minimum level of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2001, the Company was in compliance with all such financial covenants.

4. COLLATERALIZED FINANCING TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase agreements, securities borrowing transactions, derivative transactions, customer margin loans and other secured money lending activities. In many instances, the Company is permitted to rehypothecate such securities.

At November 30, 2001, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $144.0 billion. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities, approximately $83.0 billion were delivered or repledged, generally as collateral under repurchase, securities lending agreements or to cover short sales.

5. SUBORDINATED LIABILITIES

Pursuant to Assignment and Acceptance agreements among the Company, Bear Stearns, and the Ultimate Parent, dated November 28, 2001, certain subordinated liabilities under revolving credit agreements with Bear Stearns were assigned to the Ultimate Parent. Prior to the assignments, such subordinated liabilities with Bear Stearns were repaid, and immediately following the assignments, were borrowed from the Ultimate Parent. Such repayments and borrowings occurred in increments so as to ensure that the Company was continuously in compliance with the Net Capital Rule. Subordinated liabilities under the new revolving credit agreements with the Ultimate Parent and other subordination agreements with Bear Stearns consist of the following at November 30, 2001:

	Amount Available	Amount Outstanding
	(in thousands)	
Subordinated Notes under Revolving Credit and Other Subordination Agreements due 2003 through 2007	$2,845,000	$2,000,000

At November 30, 2001, all outstanding subordinated liabilities are available to the Company in computing net capital pursuant to the Net Capital Rule.

The Company's subordinated revolving credit and other subordination agreements generally require payment of interest at floating rates related to the London Interbank Offered Rate ("LIBOR"). At November 30, 2001, various interest rates were in effect ranging from 2.52% to 3.77%.

Maturities of outstanding subordinated liabilities at November 30, 2001, are as follows:

Fiscal Year	Amount (in thousands)
2003	$ 590,000
2004	600,000
2005	360,000
2006	150,000
Aggregate amount thereafter	300,000
	$2,000,000

The terms of certain instruments, including those governing indebtedness and insurance of the Company, contain various financial covenants, including the maintenance of a minimum level of net capital, as defined in the Net Capital Rule. At November 30, 2001, the Company was in compliance with all such financial covenants.

6. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of the New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which it is a member. The Company has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Company to maintain net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. The CFTC also requires that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At November 30, 2001, the Company's net capital of approximately $2.6 billion was approximately 9% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $604.1 million by approximately $2.0 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

7. PREFERRED STOCK

The Company's Series A Preferred Stock (the "Preferred Stock"), issued to third parties, has a liquidation preference of $1,500 per share, is non-voting and is entitled to dividends, on a cumulative basis, at a rate per share equal to 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events.

8. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations. In connection with these activities, the Company executes and clears customers' transactions involving the sale of borrowed securities ("short sales") and the writing of option contracts. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations and customers' margin deposits are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance

daily. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms guarantee the contractual obligations of their customers.

In connection with the Company's customer-financing and securities-settlement activities, the Company may pledge customers' securities as collateral to satisfy exchange margin deposit requirements or to support various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance daily. At November 30, 2001, the market value of customers' securities pledged under such secured financing transactions approximated the amounts due.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individual and institutional investors, including affiliates. A substantial portion of the Company's transactions are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly impacted by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values on a daily basis and requiring, when deemed necessary, additional collateral to be deposited with or returned to the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, specialists, market-makers, risk arbitrageurs, and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of margin activity, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels on a daily basis for compliance with both regulatory and internal guidelines. Additional collateral is requested when necessary. To further control these risks, the Company has developed computerized risk control systems which analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of Bear Stearns and other affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires Bear Stearns and other affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels daily and requests additional collateral when deemed necessary.

9. COMMITMENTS AND CONTINGENCIES

Leases - The Company occupies office space under leases which expire at various dates through 2011 as well as office space leased by its Ultimate Parent and Bear Stearns. At November 30, 2001, the future minimum aggregate annual rentals payable under the leases (net of subleases aggregating $5.5 million) for which the Company has signed such leases are as follows:

Fiscal Year	Amount (in thousands)
2002	$ 4,097
2003	5,830
2004	6,546
2005	5,952
2006	6,033
Aggregate amount thereafter	21,743

The various leases contain provisions for periodic escalations. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with Bear Stearns and its Ultimate Parent whereby the cost of space occupied by the Company is allocated to it. This agreement excludes office space relating to the Ultimate Parent's lease arrangement with respect to the 383 Madison Avenue, New York City location (see additional disclosure in the Related Party Activities footnote).

Letters of Credit and Securities Borrowed - At November 30, 2001, the Company had letters of credit of $2.0 billion, of which $1.3 billion were unsecured. Such letters of credit approximating $1.9 billion were used as collateral for securities borrowed with a market value of $1.9 billion and the remaining letters of credit were used primarily for satisfying margin deposits at option and futures exchanges.

Litigation - In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Additionally, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company.

10. RELATED PARTY ACTIVITIES

Clearance Activities - At November 30, 2001, the Company's clearance activities have resulted in payables to Bear Stearns and other affiliates of $11.1 million included within customers payables and receivables from Bear Stearns and an affiliate of $1.4 billion included within customers receivables.

Reverse Repurchase and Repurchase Agreements - The Company enters into reverse repurchase transactions with Bear Stearns and repurchase transactions with Bear Stearns and an affiliate. At November 30, 2001, such reverse repurchase transactions totaled $8.0 billion, of which $7.6 billion (market value at November 30, 2001 of $7.7 billion) is reflected in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations. The remaining reverse repurchase transactions of $445.2 million are reflected in securities purchased under agreements to resell. Repurchase transactions with Bear Stearns and an affiliate were $1.0 billion.

Securities Lending Activities - The Company enters into securities borrowed and loaned transactions with Bear Stearns and other affiliates. Balances at November 30, 2001 relating to such securities borrowed and loaned transactions totaled $1.2 billion and $4.1 billion, respectively.

Futures Activities - The Company clears certain futures transactions through affiliates. The net payable balance relating to such transactions totaled $4.1 million at November 30, 2001, and is included in payables to brokers, dealers and others.

Financing Activities - In the ordinary course of business, the Company obtains a significant amount of its short-term financing from the Ultimate Parent and provides collateralized short-term financing to affiliated companies. Interest rates on such financing are generally based on the federal funds rate.

Operating Expenses - Pursuant to an operating agreement, Bear Stearns charges the Company for providing it with all operations, management and administrative personnel, facilities and other services.

Additionally, the Ultimate Parent and an affiliate are party to a lease arrangement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's new worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison. The office space utilized by the Company for the year ended November 30, 2001 was negligible, as 383 Madison was only available for occupancy at the end of the Company's fiscal year.

* * * * * *

BEAR, STEARNS SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2001 (in thousands)

NET CAPITAL:		
Total stockholders' equity		$ 1,070,296
Subordinated liabilities		2,000,000
Total capital and allowable subordinated liabilities		3,070,296
Nonallowable assets:		
Receivables from customers	$ 44,997	
Receivables from affiliates	19,383	
Non-marketable investments	11,599	
Miscellaneous accounts receivable	10,623	
Aged interest and dividends receivable	5,408	
Exchange memberships	4,072	
Other	3,202	
	99,284	
Charges on:		
Stock borrow deficits	166,090	
Aged fails to deliver	50,183	
1% of stock borrow versus letter of credit	25,420	
Customer cash margin deficiency	23,790	
1% of 15c3-3 matched fails	21,903	
Customer TBA deficits	18,919	
Accounts carried under Rule 15c3-1(c)(2)(x)	8,652	
Other	28,719	
	343,676	442,960
Net capital		2,627,336
Computation of alternative net capital requirement - 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3		604,092
Excess net capital		$ 2,023,244
Net capital in excess of 5% of aggregate debit items		$ 1,117,105

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2001.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
NOVEMBER 30, 2001
(in thousands)

SEGREGATION REQUIREMENTS:		
Net ledger balances:		
Cash		$ 116,551
Securities (at market)		1,162,111
Net unrealized profit on open futures contracts		342,821
Exchange traded options:		
Market value of open option contracts purchased		85,731
Market value of open option contracts sold		(90,705)
Net equity		1,616,509
Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 79,434	
Less amount offset against U.S. Treasury obligations owned by particular customers	(78,970)	464
Amount required to be segregated		1,616,973
FUNDS ON DEPOSIT IN SEGREGATION:		
Deposited in segregated funds bank accounts:		
Cash		185,969
Securities held for particular customers or option customers in lieu of cash (at market)		266,935
Margins on deposit with clearing organizations of contract markets:		
Securities representing investments of customers' funds (at market)		351,023
Securities held for particular customers or option customers in lieu of cash (at market)		895,176
Net settlement due to clearing organizations		(22,373)
Exchange traded options:		
Value of open long option contracts		85,731
Value of open short option contracts		(90,705)
Net equities with other futures commission merchants - Net liquidating equity		177
Total amount in segregation		1,671,933
EXCESS FUNDS IN SEGREGATION		$ 54,960

There are no material differences between the computation of segregation requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2001.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2001 (in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS:		
Cash in banks located in the United States		$31,265
Securities in safekeeping with banks in the United States		26,799
Amounts held by members of foreign boards of trade:		
Net payable	$(15,270)	
Securities	64,619	
Unrealized gain on open futures contracts	19,563	
Value of long option contracts	63	
Value of short option contracts	(2)	68,973
Total funds in separate Section 30.7 accounts		127,037
Amount required to be set aside in separate Section 30.7 accounts		117,695
EXCESS FUNDS		$ 9,342

There are no material differences between the computation of secured amounts presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2001.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

Deloitte & Touche

January 14, 2002

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, New York 11201

In planning and performing our audit of the financial statements of Bear, Stearns Securities Corp. (the "Company") for the year ended November 30, 2001 (on which we issued our report dated January 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations for aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computations of the proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP